AB 3/4

08026569

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2008
Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carty & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6263 Poplar Avenue, Suite 800
(No. and Street)

Memphis	TN	38119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John C. Dallosta, Jr. (901) 767-8940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson, Howell & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

7240 Goodlett Farms Pkwy, Ste 101	Cordova	TN	38016-4925
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/18

OATH OR AFFIRMATION

I, John C. Dallosta, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carty & Company, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice-President

Title

Notary Public

NOTARY PUBLIC AT LARGE, SHELBY COUNTY

My Commission Expires March 11, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carty & Company, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash	$ 438,221
Cash - segregated	101,006
Receivables:	
Customers	636,787
Broker-dealers and clearing organizations	664,552
Officers, directors and employees	366,891
Securities owned, at market value	8,813,571
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $742,784	318,194
Deferred income taxes	1,244,229
Other assets	800,747
	$13,384,198

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to bank, collateralized by securities owned	$ 6,591,107
Payable to customers	512,246
Payable to broker-dealers	466,731
Securities sold, not yet purchased	85,234
Accounts payable and accrued liabilities	413,359
	8,068,677
COMMITMENTS AND CONTINGENT LIABILITIES	-
STOCKHOLDER'S EQUITY	
Common stock, no par value; authorized 25,000 shares; issued 10,500 shares; outstanding 3,833 1/3 shares	2,208,790
Retained earnings	3,187,749
	5,396,539
Less cost of 6,666 2/3 shares of treasury stock	81,018
	5,315,521
	$13,384,198

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF INCOME
For the Year Ended December 31, 2007

REVENUE:	
Trading securities	$3,856,737
Commissions	388,025
Underwriting	-
Other income related to trading	516,772
Other revenue/(loss)	(150,303)
	4,611,231
EXPENSES:	
Commissions	1,924,539
Employee compensation	1,387,456
Clearance to non-brokers	400,488
Occupancy	327,669
Communications	141,068
Interest	304,592
Data processing	308,283
Regulatory expenses	84,976
Other general, administrative and operating expenses	832,275
	5,711,346
LOSS BEFORE INCOME TAXES	(1,100,115)
INCOME TAX BENEFIT:	
Current	-
Deferred	(472,401)
	(472,401)
NET LOSS	$ (627,714)

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2007

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2007	$2,208,790	$3,815,463	$(81,018)	$5,943,235
Net loss	-	(627,714)	-	(627,714)
Balance at December 31, 2007	$2,208,790	$3,187,749	$(81,018)	$5,315,521

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
For the Year Ended December 31, 2007

Subordinated borrowings at January 1, 2007	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2007	$ -

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (627,714)
Adjustments to reconcile net loss to cash provided by operating activities:	
Depreciation	82,929
Deferred tax benefit	(472,401)
Loss on disposal of fixed assets	297,857
(Increase) decrease in operating assets:	
Cash segregated under federal and other regulations	(403)
Net receivable from customers	728,706
Net receivable from broker-dealers and clearing organizations	(171,349)
Securities owned	875,623
Commissions and other receivables	(160,300)
Other	(88,554)
Increase (decrease) in operating liabilities:	
Securities sold, not yet purchased	37,743
Accounts payable and accrued liabilities	7,599
NET CASH PROVIDED BY OPERATING ACTIVITIES	509,736
CASH FLOWS FROM INVESTING ACTIVITIES:	
Payments for purchase of equipment	(425,303)
NET CASH USED IN INVESTING ACTIVITIES	(425,303)
INCREASE IN CASH	84,433
CASH AT BEGINNING OF YEAR	353,788
CASH AT END OF YEAR	$ 438,221

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Cash paid during the year for:	
Interest	$ 304,592
Income taxes	$ -
Noncash financing activity - net borrowings under secured demand note collateral agreements	$2,545,294

The accompanying notes are an integral part of these financial statements.

NOTE A - OPERATIONS AND ORGANIZATION

Carty & Company, Inc. is a securities broker-dealer operating under provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of Carty Financial Corporation. Customers' funds and securities are protected to the limits provided by the Securities Investor Protection Corporation.

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities which include obligations of the United States Government, federal government agencies, various state and local governments, and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, equity securities, mutual funds and private placement of mortgage loans.

The Company's securities transactions are made primarily with individuals, financial institutions, credit unions, private organizations and other broker-dealers.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recording Security Transactions

Purchases and sales of securities and related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the trade date. If materially different, transactions are adjusted to a trade date basis.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or pledge the assets.

Securities Owned and Securities Sold, But Not Yet Purchased

Marketable securities, consisting of stocks, corporate bonds, state, municipal and United States and agencies obligations, and securities sold but not yet purchased, are valued at market value. Securities not readily marketable are stated at their estimated value. Rules and regulations of the Securities and Exchange Commission require valuation of broker-dealer owned securities to be valued at market. Unrealized gains and losses have been included in income.

Accounting for Bad Debts

The Company uses the direct write-off method of accounting for bad debts. Management has reviewed all material accounts receivable and has charged operations with all amounts above anticipated collections. Management views all material amounts remaining as collectible; therefore, a provision for doubtful accounts has not been made.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Property and Equipment

Property and equipment are stated at cost.

Depreciation expense is determined by the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life or the term of the lease.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses all advertising costs, including direct response advertising costs, as they are incurred. Total advertising costs for the year ended December 31, 2007 were $18,982.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate return; and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Allocated Expenses from Parent Company

The Parent incurs the costs of salaries, commissions and related expenses and allocates such costs to the operations of the Company. The Parent charges the company a management fee to cover salary processing costs.

NOTE C - CASH AND SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS

In accordance with provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company was not required to have special deposits. However, cash of $101,006 has been segregated in special accounts reserved for the benefit of customers.

NOTE D - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2007, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 590,719	$466,731
Receivable from clearing organizations	55,716	-
Fees and commissions receivable	8,117	-
Other	10,000	-
	$ 664,552	$466,731

NOTE E - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
Obligations of the United States Government	$4,770,933	$ -
Obligations of states, counties, and municipalities	3,242,945	87,174
Corporate obligations	789,401	-
Stocks and warrants	6,311	2,060
Securities owned not readily marketable	3,981	-
	$8,813,571	$ 85,234

Securities owned not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2007, these securities at estimated fair values consist primarily of equity securities.

NOTE F - DUE TO BANK

The payable to clearing organization of $6,591,107 is the result of advances for the purchase of securities. The liability is collateralized by securities sold to brokers and dealers and customers, and by securities owned, which are held by the clearing organization. Interest is at a fluctuating rate, 4.75% at December 31, 2007, that generally corresponds to the broker call money rate.

NOTE G - INCOME TAX MATTERS

Net deferred tax assets consist of the following components as of December 31, 2007:

Deferred tax assets:	
Net operating loss carryforward	$1,243,377
Property and equipment	852
Less valuation allowance	-
	$1,244,229

Current and deferred taxes by jurisdiction are as follows:

	Current	Deferred	Total
Federal	$ -	$(405,579)	$ (405,579)
State and local	-	(66,822)	(66,822)
	$ -	$(472,401)	$ (472,401)

The alternative minimum tax (AMT) credit carryforward may be carried forward indefinitely to reduce future regular income taxes payable. The AMT credit carryforward as of December 31, 2007 was $20,666. The net operating loss (NOL) carryforward may be carried forward for 20 years, and any unused NOL will expire as follow:

	Federal	State
December, 2020	$ 182,120	$ -
December, 2021	274,803	-
December, 2026	1,038,086	892,564
December, 2027	526,517	360,486
December, 2028	1,226,927	1,102,270
	$3,248,453	$2,355,320

NOTE G - INCOME TAX MATTERS - CONTINUED

The income tax provision differs from the amount of income tax benefit determined by applying the U.S. federal income tax rate to pretax loss from continuing operations for the year ended December 31, 2007 due to the following:

Computed "expected" tax benefit	$(374,039)
Increase (decrease) in income tax benefit resulting from:	
Nondeductible expenses	3,014
Nontaxable income	(44,834)
State income tax benefit, net of federal expense	(47,287)
Other adjustments, net	(9,255)
	$(472,401)

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under the applicable rules, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $1,743,916, which was $1,493,916 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .56 to 1.

NOTE I - 401(k) PROFIT SHARING PLAN

The Company's employees are included in Carty & Company's qualified 401(k) profit sharing plan. The Company's contribution to the plan is determined by the Board of Directors and is discretionary. The Company contributed $18,193 to the profit sharing plan for the year ended December 31, 2007.

NOTE J - COMMITMENTS AND CONTINGENCIES

The Company is obligated for monthly lease payments on its general office until September 30, 2017. The lease requires annual rental payments as follows:

	Amount
December 31, 2008	$238,149
December 31, 2009	$241,690
December 31, 2010	$245,232
December 31, 2011	$248,773
December 31, 2012	$252,314
December 31, 2013	$255,855
December 31, 2014	$259,397
December 31, 2015	$262,938
December 31, 2016	$266,479
December 31, 2017	$201,851

During the year, the Company incurred building lease expense of $242,012.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2007 and were subsequently settled had no material effect on the financial statements as of that date.

NOTE K - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The Company's securities transactions clear primarily on a delivery versus payment basis. In transactions with repurchase agreements, margin may be required if market conditions are such as to indicate excessive elements of risk in these transactions. The execution of substantially all purchases and sales of securities require the performance of another party to fulfill the transactions. In the event that a counter-party to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

NOTE K - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK - CONTINUED

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans, and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counter-parties could be impacted by changing market conditions which would impair the counter-parties ability to satisfy their obligations to the Company.

NOTE L - RELATED PARTY TRANSACTIONS

Carty & Company, Inc. is a wholly-owned subsidiary of Carty Financial Corporation. During the year, Carty Financial Corporation allocated $3,311,995 in direct wage costs and payroll taxes to the Company.

NOTE M - ANNUAL REPORT OF FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

NOTE N - COLLATERAL

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at December 31, 2007, consist of the following:

Financial Statement Classification	Carrying Amount
Securities owned- at market value	$8,803,279

SUPPLEMENTARY INFORMATION

Carty & Company, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2007

SCHEDULE I

Net capital:		
Total stockholder's equity		$5,315,521
Deductions and/or charges:		
Nonallowable assets:		
Unsecured customer receivables	$ 16,086	
Unsecured receivables - other	369,065	
Securities not readily marketable	3,981	
Furniture, equipment and leasehold improvements, net	318,194	
Deferred income taxes	1,244,229	
Other assets	732,197	
	2,683,752	
Aged fail-to-deliver	41,015	
Excess deductible on broker's bond	20,000	2,744,767
Net capital before haircuts on securities positions		2,570,754
Haircuts on securities:		
U. S. and Canadian government obligations	255,892	
State and municipal government obligations	468,699	
Corporate obligations	99,877	
Stocks and warrants	2,370	826,838
NET CAPITAL		$1,743,916
Aggregate indebtedness:		
Items included in statement of financial condition:		
Payable to brokers or dealers and clearing organizations		$ 44,501
Payable to customers		512,246
Accounts payable and accrued expenses		413,205
AGGREGATE INDEBTEDNESS		$ 969,952

Carty & Company, Inc.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 - CONTINUED
December 31, 2007

SCHEDULE I - CONTINUED

Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital	$1,493,916
Excess net capital at 1000%	$1,646,921
Ratio of aggregate indebtedness to net capital	.56 to 1

There are no material differences between the Company's computation of net capital under Rule 15c3-1 included in Part II of Form X-17A-5 as of December 31, 2007 and the computation above; therefore, no reconciliation of the computation of net capital under Rule 15c3-1 is included.

Carty & Company, Inc.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3
December 31, 2007

SCHEDULE II

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$512,246
Customers' securities failed-to-receive	44,501
Credit balances in firm accounts attributable to customers	21,476
Other miscellaneous	6,850
Total credit items	585,073
Debit balances:	
Debit balances in customers' cash accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	614,494
Failed to deliver of customers' securities not older than 30 days	9,641
Total debit items	624,135
Excess of total debit items over total credit items	$ 39,062
Required deposit	None

There are no material differences between the Company's computation for determination of the reserve requirements under Rule 15c3-3 included in Part II of Form X-17A-5 as of December 31, 2007 and the computation above; therefore, no reconciliation of the computation for determination of the reserve requirements under Rule 15c3-3 is included.

Carty & Company, Inc.
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2007

SCHEDULE III

1. Customers' fully paid securities and excess margin securities not in the Registrant's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date) but for which the required action was not taken by Registrant within the time frames specified under Rule 15c3-3	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
A. Number of items	-

INDEPENDENT AUDITORS' REPORT ON THE

INTERNAL CONTROL STRUCTURE

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

PARTNERS:

LARRY W. JACKSON, CPA
GARY J. HOWELL, CPA
ROBERT L. GOSS, CPA
DAVID L. JACKSON, CPA
JIMMY R. ADKINS, CPA
MICHAEL L. STERLING, CPA
CYNTHIA C. ROBB, CPA

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

The Board of Directors
Carty & Company, Inc.
Memphis, Tennessee

In planning and performing our audit of the financial statements of Carty & Company, Inc. for the year ended December 31, 2007, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures, for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Carty & Company, Inc., including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jackson, Howell + Associates, PLLC

Cordova, Tennessee
February 26, 2008

END